EXHIBIT 99.1

VIZSLA SILVER TO ACQUIRE LARGE SANTA FE CLAIM PACKAGE INCLUDING A PRODUCING MINE ALONG TREND AND IMMEDIATELY SOUTH OF PANUCO

NYSE: VZLA   TSX: VZLA

This is a Designated News Release

VANCOUVER, BC, May 15, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has entered into an agreement to acquire the Santa Fe Project (the "Santa Fe Project"), including both production and exploration concessions, comprising 12,229 Ha located to the south of the Company's flagship Panuco project (the "Panuco Project" or "Panuco") for a combination of cash and shares. The Santa Fe Project benefits from permitted on-site production infrastructure including an operating 350 tonne per day ("tpd") mill situated along the highly prospective Panuco - San Dimas corridor and is covered 100% with LiDAR and high-resolution aero-magnetic and radiometric surveys.

Highlights

•	Large property package comprised of 12,229 Ha located 22 km southeast from Panuco and immediately south of the recently acquired San Enrique prospect (see press released dated April 16, 2024).
•	Fully permitted 350 tpd flotation plant that produces silver and gold from a northwest trending epithermal vein.
•	From 2020 through 2024, the Santa Fe mine processed 370,366 tonnes of ore at average head grades of 203 g/t silver and 2.17 g/t gold.
•	The project area is covered 100% with LiDAR and high-resolution aero-magnetic and radiometric surveys as well as detailed mapping and IP geophysics around the mine area.
•	Previous drilling campaigns completed by Aurico Gold and Fortuna Mining in 2014 and 2020, respectively, outlined the high-grade shoot currently being mined but also reported anomalous silver intercepts in four other target areas.
•	The producing Santa Fe mine and known vein prospects identified to date account for approximately 12% of the total property package.

"Vizsla Silver continues to expand its land position in western Mexico along the highly prospective Sinaloa Silver Belt with the acquisition of the producing Santa Fe mine," stated Michael Konnert, President, and CEO. "With an option agreement now in place on the Santa Fe production concessions, Vizsla Silver has the potential to bolster its overall production profile well beyond the 20.2 million ounces AgEq of initial annual production envisioned for Panuco Project #1. This is supported by permitted operating infrastructure including a 350 tpd flotation plant and open-ended mineralized vein structures located right at surface. Furthermore, the mine production and historic drilling completed to date covers less than 12% of the overall Santa Fe property package. With previous geophysical surveys highlighting at least four key target areas outboard of the underground mine, the Santa Fe exploration concessions provide Vizsla Silver with increased exploration upside along trend of known mining centers. Although we continue to be active in terms of corporate development, the Company remains focused on delivering a feasibility study for Panuco in the second half of this year, with a goal of achieving first silver in the second half of 2027."

Figure 1: Location map of the Santa Fe property and Santa Fe mine with respect to the Panuco Project, San Enrique and La Garra. (CNW Group/Vizsla Silver Corp.)

Figure 1: Location map of the Santa Fe property and Santa Fe mine with respect to the Panuco Project, San Enrique and La Garra. (CNW Group/Vizsla Silver Corp.)

Figure 2. Geology of the silver-gold-rich Panuco - San Dimas corridor. The black square is the claim (144 Ha) that contains the producing Santa Fe mine and processing plant. (CNW Group/Vizsla Silver Corp.)

About the Santa Fe Project

Mining at Santa Fe likely dates back to the Spanish era, based on a historic shaft and smelter-furnace discovered by the previous operator, Mr. Eduardo de La Peña, when he started mining historic waste dumps on the property in 2008. Approximately 20,000 tonnes of dump-material containing ~2.0 g/t gold and ~200 g/t silver were trucked to the El Coco mill in Panuco for processing (Pers. Comm. Eduardo de la Peña).

Between 2008 and 2014, Mr. de La Peña staked additional claims around the original Santa Fe mine and in 2014 drilled the first 1,000 meters on the property. In 2014, Oro de Altar (ODA, a subsidiary of Aurico Gold) optioned the property and conducted a high-resolution airborne survey, detailed mapping of the mine area and drilled 11,957 meters in 45 diamond drill holes. Aurico´s drilling delineated a high-grade shoot along the main "Mother" vein, which motivated Mr. de la Peña to construct additional mine infrastructure including a 6 km long power line in 2016, and later, in 2018 a processing plant and underground mine. In 2020, Minera Cuzcatlan (subsidiary of Fortuna Silver Mines Inc.) optioned the property and drilled 7,547 metres in 17 holes and completed a LiDAR survey. Between 2020 and 2024 the Santa Fe plant processed 370,366 tonnes of ore with average head grades of 203 g/t silver and 2.17 g/t gold (Internal exploration and production reports provided by Eduardo de la Peña).

Transaction Terms

Option Agreement - Production Concessions

The Company entered into an option agreement (the "Option Agreement") dated May 14, 2025 with Mr. Eduardo de la Peña Gaitán, on his own behalf and in representation of Margarita Gaitán Enríquez, Mariano Pablo Fuente Chapoy, Industrial Minera Tres Tortugas, S.A. de C.V., Grupo Tres Tortugas, S.A. de C.V., Industrial Minera Sinaloa, S.A. de C.V. and Inca Azteca Gold, S.A. de C.V. (collectively, the "Optionors"). Under the terms of the Option Agreement, Vizsla Silver has the option (the "Option") to acquire a 100% interest in certain production concessions (the "Production Concessions") comprising the Santa Fe Project over a five-year period.

The Company may exercise the Option by:

•	incurring exploration expenditures of US$4,000,000 on the Production Concessions according to the following schedule:
•	US$500,000 within 24 months of the effective date of the Option Agreement (the "Effective Date")
•	an additional US$500,000 within 36 months of the effective date of the Effective Date
•	an additional US$2,500,000 within 48 months of the effective date of the Effective Date
•	an additional US$500,000 within 60 months of the effective date of the Effective Date
•	paying to the Optionors a total cash consideration of US$1,500,000 according to the following schedule:
•	US$300,000 within 12 months of the Effective Date
•	an additional US$300,000 within 24 months of the Effective Date
•	an additional US$300,000 within 36 months of the Effective Date
•	an additional US$300,000 within 48 months of the Effective Date
•	an additional US$300,000 within 60 months of the Effective Date
•	issuing to the Optionors 1,373,390 common shares in the capital of the Company (the "Option Shares") according to the following schedule:
•	274,678 Option Shares within 12 months of the Effective Date
•	an additional 274,678 Option Shares within 24 months of the Effective Date
•	an additional 274,678 Option Shares within 36 months of the Effective Date
•	an additional 274,678 Option Shares within 48 months of the Effective Date
•	an additional 274,678 Option Shares within 60 months of the Effective Date

All Option Shares will be subject to a hold period expiring four months and one day after their date of issue pursuant to applicable Canadian securities laws. In addition, the Optionors have agreed to voluntary resale restrictions whereby 1/3 of the Option Shares will be released from voluntary resale restrictions 12, 24 and 36 months after their issue date. In addition to the voluntary resale restrictions, if at any time the Optionors wish to sell or otherwise dispose of an amount equal to or greater than 20,000 shares in a single day, or 100,000 shares over any five consecutive trading days, the Company will have a right of first refusal to purchase such shares. The Optionors must notify the Company in advance of any such sale, and the Company will have five business days to exercise its purchase right.

In addition, the Company agreed to pay 50% of the mining duties payable on the Production Concessions until the date that is 60 months after the Effective Date.

No finder's fees were paid on the arm's length Option Agreement.

Purchase Agreement - Exploration Concessions

The Company also entered into a purchase agreement (the "Purchase Agreement") dated May 14, 2025 with Mr. Eduardo de la Peña Gaitán (the "Vendor"). Under the terms of the Purchase Agreement, Vizsla Silver agreed to purchase (the "Purchase") certain exploration concessions (the "Exploration Concessions") comprising the Santa Fe Project.

The Company may complete the Purchase by:

•	paying to the Vendor a total cash consideration of US$1,428,571 on the effective date of the Purchase Agreement (the "Effective Date")
•	issuing to the Vendor 2,746,780 common shares in the capital of the Company (the "Purchase Shares") within 15 calendar days of the Effective Date.

All Purchase Shares will be subject to a hold period expiring four months and one day after their date of issue pursuant to applicable Canadian securities laws. In addition, the Vendor has agreed to voluntary resale restrictions whereby 1/3 of the Purchase Shares will be released from voluntary resale restrictions 12, 24 and 36 months after their issue date. In addition to the voluntary resale restrictions, if at any time the Optionors wish to sell or otherwise dispose of an amount equal to or greater than 20,000 shares in a single day, or 100,000 shares over any five consecutive trading days, the Company will have a right of first refusal to purchase such shares. The Optionors must notify the Company in advance of any such sale, and the Company will have five business days to exercise its purchase right.

As part of the consideration under the Purchase Agreement, the Vendor will receive from the Company the processing plant known as El Coco plant, including associated assets, in-kind. The Company will provide an inventory valuation of the El Coco plant within 30 days of the effective date.

In addition, the Company agreed to pay 50% of the mining duties due on the Exploration Concessions which amounts to approximately US$394,682.

No finder's fees were paid on the arm's length Purchase Agreement.

The Option and Purchase are subject to applicable regulatory approvals, including the approval of the TSX and NYSE and the satisfaction of certain other closing conditions customary in transactions of this nature.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past-producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 6, 2025, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ combined measured and indicated mineral resource of 222.4 Moz AgEq and an in-situ inferred resource of 138.7 Moz AgEq (please refer to our Technical Report on Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers, Henri Gouin, Peter Mehrfert, James Millard, Sott Elfen and Jonathan Cooper dated February 20, 2025 and Vizsla's press release dated January 6, 2025)).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Historical data disclosed in this news release relating to sampling results from previous operators are historical in nature. Neither the Company nor a qualified person has yet verified this data and therefore investors should not place undue reliance on such data. The Company's future exploration work may include verification of the data. The Company considers historical results to be relevant as an exploration guide and to assess the mineralization as well as economic potential of exploration projects.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information.

Forward-looking statements in this news release include, but are not limited to, statements and information related to closing of the Option and the Purchase; anticipated benefits of the Option and the Purchase to the Company its shareholders; the receipt of required stock exchange and regulatory approvals for the Option and the Purchase; the ability of Option and the Purchase to satisfy the other conditions to, and to complete, the Option and the Purchase; the exploration potential of the Santa Fe Project, future mineral production; the merits and benefits to be derived from the Option and the Purchase and other statements regarding future plans, expectations, guidance, projections, objectives, estimates and forecasts, as well as statements as to management's expectations with respect to such matters.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 15-MAY-25